SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 5)*
POMEROY IT SOLUTIONS, INC.

(Name of Issuer)
Common Stock, $.01 Par Value

(Title of Class of Securities)
731822 10 2

(CUSIP Number)
David B. Pomeroy, II
42475 N. 112th Street
N. Scottsdale, AZ 85262
(480) 595-0699
With a copy to:
Richard G. Schmalzl, Esq.
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202
(513) 629-2828
(513) 333-4326 (fax)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 19, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	731822 10 2	13D	Page	2	of	3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Pomeroy, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,999,824*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,636**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,999,824*

WITH:	10	SHARED DISPOSITIVE POWER

22,636**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,022,460*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 452,000 Shares issuable upon exercise of currently exercisable stock options.
** Represents 22,636 Shares owned by Mr. Pomeroy’s spouse as to which he disclaims beneficial ownership.

CUSIP No.	731822 10 2	13D	Page	3	of	3 Pages
Preliminary Note: This Amendment No. 5 amends the Schedule 13D filed by the Reporting Person (defined below) with the Securities and Exchange Commission on April 8, 2008, as amended on May 19, 2008, May 22, 2008, on October 9, 2008 and on February 19, 2009 (the “Schedule 13D”). All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D. The Reporting Person is filing this Amendment No. 5 to report that he has entered into a definitive Merger Agreement to acquire all of the outstanding shares of the Issuer. Except as set forth in this Amendment No. 5, the Schedule 13D is unmodified.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following information:
     On May 19, 2009, Pomeroy IT Solutions, Inc., a Delaware corporation (the “Issuer” or the “Company”), entered into an agreement and plan of merger (the “Merger Agreement”) with Hebron LLC, a Delaware limited liability (“Parent”), Desert Mountain Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Parent (“MergerSub”), and with respect to certain sections of the merger agreement only, the Reporting Person. Parent and Merger Sub are affiliates of the Reporting Person. Pursuant to the Merger Agreement, Parent agreed to acquire the Company in an all cash merger for $5.02 per share, representing approximately $49.0 million in equity value.
Item 5. Interest in Securities of the Issuer
Items 5(a) and (b) of the Schedule 13D is hereby amended to delete such existing clauses and to insert the following new clauses in place thereof:
(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for the Reporting Person is incorporated herein by reference. The percentage amount set forth in row 13 of the cover page for the Reporting Person filed herewith is calculated based upon the 9,324,247 Shares outstanding as of May 8, 2009 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 18, 2009 plus the Reporting Person’s 452,000 shares issuable upon exercise of currently exercisable stock options.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following information:
     The Reporting Person has entered into the Merger Agreement as described above in Item 4 to this Amendment 5 to Schedule 13D.
     The Merger Agreement provides that MergerSub will merge with and into the Company, with the Company continuing as the surviving corporation. As a result of the merger, the Company will become a wholly owned subsidiary of Parent and each outstanding share of the Company’s common stock will be converted into the right to receive $5.02 in cash, without interest, other than (i) shares held by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law and (ii) shares held by Parent or any of its subsidiaries, including shares to be contributed to Parent by the Reporting Person prior to the completion of the merger.
     The Company made customary representations and warranties and covenants in the Merger Agreement, including, among others (i) causing a meeting of the Company’s stockholders to be held to approve the merger and adopt the Merger Agreement, (ii) subject to certain exceptions, the Company’s board of directors recommending that the Company’s stockholders approve the merger and adopt the Merger Agreement, and (iii) covenants regarding operation of the Company’s business and the business of the Company’s subsidiaries prior to the closing.
     The Merger Agreement contains a “go-shop” provision pursuant to which the Company may solicit and negotiate competing acquisition proposals through June 7, 2009. After that period, the Company is subject to a “no-shop” provision, which restricts the Company’s ability to solicit, discuss or negotiate competing proposals, other than with persons that have made an acquisition proposal during the go-shop period that the Company’s board of directors or a committee thereof determines in good faith constitutes or is reasonably likely to lead to a “superior proposal” as defined in the Merger Agreement. In addition, the no-shop restriction does not apply to any party that submits an acquisition proposal after expiration of the go-shop period that the Company’s board of directors determines in good faith constitutes or is reasonably likely to lead to a “superior proposal” as defined in the Merger Agreement.

     Parent and MergerSub have obtained a conditional financing commitment from GE Commercial Distribution Finance, the proceeds of which are expected to be sufficient for Parent and MergerSub to pay the aggregate merger consideration and all related fees and expenses.
     The Company may terminate the Merger Agreement under certain specified circumstances, including if the Reporting Person, Parent or MergerSub fails to perform any of their respective covenants or if the Company receives an acquisition proposal that the Company’s board of directors determines in good faith constitutes a superior proposal and that failure to terminate would be inconsistent with its fiduciary duties. If the Company terminates the Merger Agreement because it receives such an acquisition proposal, the Company must pay Parent a $2.0 million fee, unless the termination is in connection with an acquisition proposal from a person that made an acquisition proposal during the go-shop period, in which case the fee would be $1.0 million.
     If the Company terminates the Merger Agreement because the Reporting Person, Parent or MergerSub breaches or fails to perform any of their respective representations or covenants, the Reporting Person must pay the Company $1.0 million unless the Company’s sole basis for terminating the Merger Agreement is because Parent did not obtain the financing sufficient for Parent and MergerSub to pay the aggregate merger consideration and all related fees and expenses, despite Parent complying with covenants related to efforts to obtain the financing, in which case the Reporting Person will be required to pay the Company’s expenses incurred in connection with the merger, up to $650,000.
     Parent may also terminate the Merger Agreement in the event of the Reporting Person’s death or disability, in which case the Reporting Person will be required to pay the Company’s expenses incurred in connection with the merger, up to $650,000.
     The foregoing summary of the Merger Agreement, and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 20, 2009 and incorporated by reference into this Amendment No. 5 as Exhibit A.
     The Merger Agreement is not intended to provide any factual information about the Company, the Reporting Person, the Parent or MergerSub. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, the Reporting Person, Parent or MergerSub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

     Except for the Merger Agreement and any option grant agreements or stock option plans, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7. Material to Be Filed as Exhibits
     Exhibit A: Agreement and Plan of Merger dated as of May 19, 2009 by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co., and with respect to certain sections of the Merger Agreement only, the Reporting Person (which agreement is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 20, 2009, and is incorporated into this Amendment No. 5 as Exhibit A).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DAVID B. POMEROY, II
David B. Pomeroy, II

Date: May 22, 2009